Management’s Discussion and Analysis

March 11, 2009

The following is Management’s Discussion and Analysis (MD&A) of the results of operations for MDS Inc. (MDS or the Company) for the three months ended January 31, 2009 and its financial position as of January 31, 2009.  This MD&A should be read in conjunction with the audited consolidated financial statements and notes that follow.  For additional information and details, readers are also referred to the unaudited quarterly financial statements and quarterly MD&A for fiscal 2008, the Company’s Annual Information Form for fiscal 2008 (AIF), and the Company’s Annual Report on Form 40-F, each of which is published separately and is available as applicable, at www.mdsinc.com, www.sedar.com and www.sec.gov.

Our MD&A is intended to enable readers to gain an understanding of MDS’s current results and financial position. To do so, we provide information and analysis comparing the results of operations and financial position for the current year with those of the preceding two fiscal years. We also provide analysis and commentary that we believe is required to assess the Company’s future prospects.  Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations.  These forward-looking statements are affected by risks and uncertainties that are discussed in this document, as well as in the AIF, and that could have a material impact on future prospects.  Readers are cautioned that actual events and results will vary.   Starting with the first quarter of 2009, the Company is no longer required to provide a reconciliation to Canadian generally accepted accounting principles (GAAP) and the associated Canadian Supplement to its MD&A.

Amounts are in millions of United States (US) dollars, except per share amounts and where otherwise noted.

Caution regarding forward-looking statements
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of applicable Canadian securities regulation and the US Private Securities Litigation Reform Act of 1995.  This document contains such statements, and we may make such statements in other filings with regulators in Canada and the US Securities and Exchange Commission (SEC), in reports to shareholders or in other communications, including public presentations and press releases.  These forward-looking statements include, among others, statements with respect to our objectives for 2009 and beyond, our medium-term goals, and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions.  The words “may”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, “optimistic”, and words and expressions of similar import, are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved.  We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements.  These factors include, but are not limited to: management of operational risks; the strength of the global economies, in particular the economies of  Canada, the US, the European Union, and the other countries in which we conduct business; the stability of global equity markets; the cost and availability of financing and our ability to obtain such financing given the restrictions in our Senior Unsecured Notes and bank credit facilities; our ability to secure a reliable supply of raw materials, particularly cobalt and critical medical isotopes; the impact of the movement of certain currencies relative to other currencies, particularly the US dollar, Canadian dollar and the Euro; changes in interest-rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the US; the effects of competition in the markets in which we operate; the timing and technological advancement of new products introduced by us or by our competitors; our ability to manage our research and development; the impact of changes in laws, trade policies and regulations, and enforcement thereof; regulatory actions; judicial judgments and legal proceedings; our ability to maintain adequate insurance; our ability to successfully realign our organization, resources and processes; our ability to retain key personnel; our ability to have continued and uninterrupted performance of our information technology systems; our ability to complete strategic transactions and to execute them successfully; our ability to compete effectively; the risk of environmental liabilities; our ability to maintain effectiveness of our clinical trials; new accounting standards that impact the methods we use to report our financial condition; uncertainties associated with critical accounting assumptions and estimates; the possible impact on our businesses from third-party special interest groups, certain of our employees subject to collective-bargaining, environmental and other regulations, natural disasters, public-health emergencies, international conflicts and other developments including those relating to terrorism; other risk factors described in section 3.10 of our AIF, and our success in anticipating and managing these risks.

We caution that the foregoing list of important factors that may affect future results is not exhaustive.  When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.  We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf, except as required by law.

Use of non-GAAP measures
In addition to measures based on US GAAP in this MD&A, we use terms such as adjusted operating income; adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA); adjusted EBITDA margin; adjusted EPS; operating working capital; net revenue; and backlog.  These terms are not defined by GAAP and our use of such terms or measurement of such items may vary from that of other companies.  In addition, measurement of growth is not defined by GAAP and our use of these terms or measurement of these items may vary from that of other companies.  Where relevant, and particularly for earnings-based measures, we provide tables in this document that reconcile the non-GAAP measures used to amounts reported on the face of the consolidated financial statements. Our executive management team assesses the performance of our businesses based on a review of results comprising GAAP measures and these non-GAAP measures. We also report on our performance to the Company’s Board of Directors based on these GAAP and non-GAAP measures.  In addition, in 2008 adjusted EBITDA and operating working capital were the primary metrics for our annual incentive compensation plan for senior management.  In 2009, adjusted EBITDA, net revenue and operating working capital will be the primary metrics for our annual incentive compensation plan for senior management.  We provide this non-GAAP detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results, and so that these events and transactions can be viewed from our management’s perspective.

Substantially all of the products of the Sciex division of MDS Analytical Technologies are sold through two joint ventures. Under the terms of these joint ventures, we are entitled to a 50% share of the net earnings of the worldwide business that we conduct with our partners in these joint ventures. These earnings include a share of the profits generated by our partners that are paid to the joint ventures as profit sharing.

Under US GAAP, we report only our direct revenues from sales to the joint ventures.  We also report our share of the profits of the joint ventures as equity earnings. We do not report our share of all end-user revenues, despite the fact that these revenues contribute substantially to our profitability. In order to provide readers with a better understanding of the drivers of profitability for the Sciex products of MDS Analytical Technologies, we report growth in end-user revenues as reported by our joint venture partners.  This figure provides management and readers with additional information on the performance of our global business, including trends in customer demand and our performance relative to the overall market.

MDS Pharma Services measures and tracks contract backlog. Contract backlog is a non-GAAP measure that we define to include the amount of contract value associated with confirmed contracts that has not yet been recognized as net revenue. A confirmed contract is one for which the Company has received customer commitment in a manner that is customary for the type of contract involved. For large, long-term contracts, customer commitment is generally evidenced by the receipt of a signed contract or confirmation awarding the work to MDS. For smaller and short-term contracts, customer commitment may be documented in other ways, including email messages. Only contracts for which such commitments have been received are included in backlog and the amount of backlog for these contracts is measured based on the net revenue that is expected to be earned by MDS under the contract terms. A contract is removed from backlog if the Company receives notice from the customer that the contract has been cancelled, indefinitely delayed, or reassigned to another service provider.

Overview and Significant events
Our Business
MDS is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and the diagnosis and treatment of disease.  Through our three business segments, we are a leading global provider of pharmaceutical contract research services (MDS Pharma Services), medical isotopes for molecular imaging, sterilization technologies and radiotherapeutics (MDS Nordion), and analytical instruments (MDS Analytical Technologies). Each of these business segments sells a variety of products and/or services to customers in markets around the world.

MAPLE Facilities and medical isotope supply
On May 16, 2008, Atomic Energy of Canada Limited (AECL) and the Government of Canada publicly announced their intention to discontinue the development work on the MAPLE reactors.  At the same time, AECL and the Government of Canada also publicly announced that they will continue to supply medical isotopes from the current National Research Universal (NRU), and will pursue a license extension of the NRU operation past its current expiry date of October 31, 2011.  On July 8, 2008, we served AECL with a notice of arbitration proceedings seeking an order to compel AECL to fulfill its contractual obligations.  We concurrently filed court claims for C$1.6 billion in damages against AECL and the Government of Canada. We continue to actively pursue these actions.   In addition to the legal proceedings initiated by MDS against AECL and the Government of Canada, we are currently exploring other options for the long-term supply of reactor based medical isotopes.

Impact of the financial restatements for the fiscal 2006 accounting related to the MAPLE Facilities
The following tables disclose the impact of the changes on the consolidated statements of operations for the three-month period ended January 31, 2008:

Consolidated Statement of Operations (millions of US dollars)	For the three months ended January 31, 2008
	Previously Reported	Adjustments		Restated
Interest expense	$-	$3	(a)	$3
Income tax (provision) - deferred	7	(1)	(a)	6
Net income	$17	$2		$19
Basic and diluted earnings per share	$0.14	$0.02		$0.16

(a) Three months ended January 31, 2008 consolidated statement of operations adjusted for capitalized interest related to construction in-progress recorded under lease accounting and associated income taxes.

Restructuring charges
In the first quarter of 2009, we continued to implement restructuring actions initiated in 2008, and initiated a new restructuring plan primarily related to accelerating the shift of  MDS Analytical Technologies’ manufacturing base to Singapore and Shanghai, China and realign our workforce to current levels of demand in MDS Analytical Technologies.  As a result of these actions in MDS Analytical Technologies, we incurred $5 million of restructuring costs, $2 million of which were included in equity earnings, in the first quarter of 2009.  This plan will impact about 200 people and will generate approximately $7 million in annual savings.  In addition, we recorded a
$1 million charge in MDS Pharma Services related to workforce reduction associated with the change in demand in certain areas of its business.

Impact of current economic conditions
The current economic conditions have negatively impacted our sales and profitability primarily in our MDS Analytical Technologies and MDS Pharma Services businesses, although our cash and liquidity position have improved in the first quarter of 2009.  Our cash balance increased by $32 million in the first quarter of 2009 to $149 million.  In addition, we expect to collect a $62 million note receivable in March 2009.  Although we continue to invest to drive future growth in the business, we are managing our capital expenditures and working capital to further improve our liquidity position.

Although we wrote down the majority of our goodwill in MDS Pharma Services in the fourth quarter of 2008, we have significant goodwill and intangible assets associated with our MDS Analytical Technologies business.  In addition, we are reviewing certain groups of property, plant, and equipment associated with our MDS Pharma Services business, including an office in the US, which will no longer be used and is classified as an asset held for sale, as well as our tax assets. Statement of Financial Accounting Standards (SFAS)  No. 142, “Goodwill and Other Intangible Assets” and SFAS No.144, “Accounting for the Impairment or Disposal of Long-lived Assets” require that companies monitor their goodwill and long-lived assets for indicators of impairment and, if necessary, to perform tests for impairment on long-lived assets and goodwill at least annually. The fair value of our long-term assets is primarily based on our projections of future cash flows from the assets.  If the sales and associated profitability and cash flows in our businesses continue to decline, we may be required to write down certain assets. While we did not identify assets that were required to be written down in our first quarter of fiscal 2009, further declines in forecasted cash flows in either MDS Analytical Technologies or MDS Pharma Services may represent an indicator and result in a future write-down of assets related to these businesses.  We would not expect these potential asset write-downs, if they were to occur, to affect the Company’s cash balances or liquidity position.

Strategic review
In the first quarter of 2009, MDS constituted a committee of independent directors to support our continuing process of reviewing alternatives to improve shareholder value. Given the uncertain market and economic conditions, there can be no assurance that this process will result in any specific strategic or financial transaction.

MDS Inc.
Consolidated operating highlights and reconciliation of consolidated adjusted EBITDA

(millions of US dollars)	First Quarter
	2009	2008 Restated
Total revenues	$275	$322
Reimbursement revenues	(18)	(26)
Net revenues	$257	$296
Income (loss)	$2	$19
Income taxes	(1)	(6)
Net interest expense (income)	2	(3)
Change in fair value of interest rate swaps	-	(2)
Depreciation and amortization	22	27
EBITDA	25	35
Restructuring charges – net	6	-
Write-down of investments	1	-
Loss on sale of a business/investment and other long-term assets	-	2
Acquisition integration	-	3
Adjusted EBITDA	$32	$40
Adjusted EBITDA margin	12%	14%

Consolidated net revenues which exclude reimbursement revenues associated with reimbursed expenses in the MDS Pharma Services were down 13% on a reported basis to $257 million for the first quarter of 2009 compared with $296 million last year.  Foreign exchange impacts decreased net revenue in the first quarter of 2009 compared with the first quarter of 2008 by approximately $28 million or 10%.  The sale of certain product lines within MDS Nordion reduced revenue by $7 million in the first quarter of 2009 compared with the same period in the prior year.   Excluding the impact of foreign exchange and divestitures, net revenues declined approximately 1%.

MDS Pharma Services net revenues decreased 12% compared with the same period in 2008, with an 8% decline in early-stage, and a 16% decline in late-stage net revenues.  MDS Nordion revenues were up 10% compared with the same period in 2008, despite the sale of certain product lines in 2008.  MDS Analytical Technologies revenues were down 27% primarily due to shortfalls across all product lines.  End-user revenues for mass spectrometers was lower by 7%.

Income for the first quarter of 2009 was $2 million compared with income of $19 million reported for the same period in 2008.  The first quarter of 2009 includes a $4 million after-tax charge associated with restructuring activities at MDS Analytical Technologies, including the portion included in equity earnings, and MDS Pharma Services and a $1 million after-tax asset impairment to write-off our investment in Entelos Inc. (Entelos).  Income for the first quarter of 2008 includes an $11 million gain on deferred taxes related to a reduction in future income tax rates; a $2 million after-tax loss of the sale of business, primarily related to the sale of two of MDS Nordion’s product lines in 2008; a $2 million gain on a mortgage settlement; and an after-tax acquisition integration and in-process research and development (in-process R&D) expense of $2 million.

Adjusted EBITDA for the quarter was $32 million, down 20% compared with $40 million reported for last year.  MDS Nordion’s adjusted EBITDA increased by $7 million to $18 million in the first quarter of 2009.  MDS Pharma Services reported an adjusted EBITDA of
$8 million in the quarter an increase of $2 million compared with an adjusted EBITDA of $6 million last year.  MDS Analytical
Technologies adjusted EDITDA declined significantly from $27 million to $13 million.  Our restructuring and productivity initiatives have generated $14 million in savings in the first quarter of 2009 compared with the first quarter of 2008. The net impact of foreign exchange on adjusted EBITDA in the first quarter of 2009, compared with the first quarter of 2008 was a decrease of $5 million.  The year-over-year change in foreign exchange resulted in a $3 million reduction in the foreign exchange gain on the revaluation of net monetary assets in the first quarter of 2009, and a $3 million impact on operations primarily as a result of hedging, which were partially offset by a $1 million reduction in the loss of embedded derivatives.

Adjustments reported for the first quarter of 2009 include a $6 million restructuring charges $2 million of which was reported in equity earnings related to our MDS Analytical Technologies joint ventures, and a $1 million charge to write-off our investment in Entelos.  In the first quarter of 2008, adjustments included $3 million of integration and in-process R&D costs incurred by MDS Analytical Technologies, a $4 million loss on the sale of two product lines in MDS Nordion and a $2 million gain on the settlement of a mortgage acquired in 2000 in MDS Pharma Services.

Selling, general, and administration (SG&A) expenses for the quarter totaled $60 million or 23% of net revenues compared with
$64 million and 22% last year. The year-over-year decrease is attributed to the impact of foreign exchange and lower spending particularly in general and administrative functions, which were partially offset by a $7 million recovery in stock-based compensation reported in 2008, that was not repeated in 2009. The $7 million recovery in stock-based compensation in the first quarter of 2008 was due to a decline of approximate 25 percent in MDS’ stock price in the quarter.

During the first quarter this year, $14 million was spent on research and development (R&D) activities, compared with $20 million spent last year. The decrease in R&D spending was due both to the reduction in spending in MDS Analytical Technologies in the first quarter of 2009 as certain significant projects were completed in the second half of 2008 and  the impact of foreign exchange.

Consolidated depreciation and amortization expense decreased $5 million, year-over-year to $22 million in the first quarter of 2009 primarily due to the impact of foreign exchange.

Capital expenditures for the quarter were $7 million compared with $13 million in the first quarter of 2008, which was higher due to investments in our MDS Pharma Services Phase I facility in Phoenix, US and MDS Nordion’s expanded production capacity for Glucotrace in Europe.

Other income for the quarter of $2 million includes a $1 million foreign exchange gain on the revaluation of net monetary assets and liabilities and a $2 million gain on the sale of land, which were partially offset by the $1 million write-off of our investment in Entelos.  A foreign exchange gain on the revaluation of net monetary assets and liabilities of $4 million was recognized in the equivalent period last year as a result of the weakening of the US dollar in the first quarter of 2008.

Earnings per share
Reported basic earnings per share was $0.02 for the quarter, compared with $0.16 in 2008.   Adjusted earnings per share for the quarter was $0.06 compared with $0.07 earned in the same period last year.  The reduction in adjusted earnings per share was primarily as a result of lower adjusted EBITDA and higher net interest expense, which was largely offset by lower depreciation and amortization and adjusted tax expense.  Adjusted earnings per share and adjusted income for the two periods were as follows:

	First Quarter
	2009	2008 Restated
Basic earnings per share – as reported	$0.02	$0.16
Adjusted for:
Restructuring charges – net	0.03	-
Investment write-down	0.01	-
Change in fair value of interest rate swaps	-	(0.02)
Acquisition integration	-	0.02
Tax rate changes	-	(0.09)
Adjusted EPS	$0.06	$0.07

	First Quarter
(millions of US dollars)	2009	2008 Restated
Income – as reported	$2	$19
Adjusted for (after tax):
Restructuring charges – net	4	-
Investment write-down	1	-
Change in fair value of interest rate swaps	-	(2)
Acquisition integration	-	2
Tax rate changes	-	(11)
Adjusted income	$7	$8

MDS Pharma Services
Financial Highlights
(millions of US dollars)	First Quarter
	2009	% of net revenues	2008	% of net revenues
Early stage	$58	55%	$63	53%
Late stage	48	45%	57	47%
Net revenues	106	100%	120	100%
Reimbursement revenues	18	-	26	-
Total revenues	124		146	-
Cost of revenues	(73)	(69%)	(88)	(73%)
Reimbursed expenses	(18)	-	(26)	-
Selling, general and administration	(27)	(25%)	(29)	(24%)
Depreciation and amortization	(8)	(8%)	(9)	(8%)
Restructuring charges – net	(1)	(1%)	-	-
Change in fair value of embedded derivatives	2	2%	-	-
Other income (expenses) - net	-	-	5	4%
Operating loss	(1)	(1%)	(1)	(1%)
Adjustments:
Restructuring charges - net	1	1%	-	-
Gain on sale of business	-	-	(2)	(2%)
	-	-	(3)	(3%)
Depreciation and amortization	8	8%	9	8%
Adjusted EBITDA	$8	8%	$6	5%
Margins:
Gross margin	31%		27%
Adjusted EBITDA	8%		5%
Capital expenditures	$4		$6

In the first quarter of 2009, MDS Pharma Services net revenues decreased by 12% as reported versus the prior year quarter. The year-over-year change in foreign exchange rates decreased revenues by approximately $7 million or 6%. Our early-stage business had higher revenue as a result of increased Phase I activity which was offset by lower revenues in preclinical and bioanalytical services.  Late-stage revenue decreased in both the central lab and Phase II-IV businesses in the first quarter of 2009.  While certain larger Phase II-IV projects ramped up in the first quarter of 2009, we continue to see lower levels of activity in central labs.

New orders in the first quarter of 2009 were $104 million, down 41% compared with the same period last year, with a significant decline in late-stage orders as customers reprioritize their R&D projects based on the current economic conditions.   We saw a $27 million decrease in period-end backlog from the fourth quarter of 2008 primarily due to cancellations.  Period-end backlog was up $10 million compared with the same period in 2008, and excluding the negative impact of foreign exchange was up approximately $35 million or 8%.   Early stage period-end backlog was up approximately 30%, which was partially offset by a decline in late stage.

MDS Pharma Services Backlog Table
Orders	New Orders	Period-End Backlog
Fiscal 2008 – Quarter 1	177	448
Quarter 2 Quarter 3	165 169	496 551
Quarter 4	131	485
Fiscal 2009 – Quarter 1	104	458

MDS Pharma Services had an operating loss of $1 million for the quarter, level with same period last year, and adjusted EBITDA for the first quarter of 2009 increased by $2 million to $8 million compared with the first quarter of 2008.  This increase was primarily the result of savings achieved from our restructuring activities that were completed in 2008, other cost reduction activities and the impact of foreign exchange which were partially offset by lower revenue and higher stock-based compensation expense.  The positive impact of foreign exchange on our operations resulting from the strengthening of the US dollar year-over-year was approximately $2 million.  In addition, in the first quarter of 2009, we recorded a $2 million embedded derivative gain primarily as a result of the strengthening the euro relative to the British pound.  In the first quarter of 2009, we did not have a gain or loss related to the revaluation of certain assets and liabilities compared with a $3 million gain in the first quarter of 2008.  The foreign exchange impact on operations, the embedded derivative gain and the impact of revaluations, netted to a $1 million increase in adjusted EBITDA in the first quarter of 2009, compared with the first quarter of 2008.   In the first quarter of 2009, the $1 million of restructuring charges was treated as an adjusting item.  In the first quarter of 2008, the adjusting item related to a $2 million gain on the settlement of a mortgage we originally obtained as part of a business acquisition in 2000.

SG&A of $27 million in the first quarter of 2009 was $2 million lower than the first quarter of 2008, due primarily to the impact of foreign exchange on spending as a result of the strengthening of the US dollar relative to the Canadian dollar, British pound and the euro.  This improvement was partially offset by higher stock-based compensation.

Other income was nil in the first quarter of 2009 compared with $5 million the first quarter of 2008 which related to a $3 million foreign exchange revaluation gain and a $2 million gain on the settlement of a mortgage.

At the end of the first quarter of 2009, we had completed approximately 80% of the workforce reductions associated with the restructuring plan we announced in the third quarter of 2008.  The $1 million restructuring charge in the first quarter of 2009 included cost associated with an additional reduction of approximately 20 employees as we continue to size our operations relative to customer demand.

Capital expenditures were $4 million compared with $6 million in the first quarter of 2008.  In the first quarter of 2008, capital expenditures were higher due to expansion of our early-stage facilities in Phoenix, US.

MDS Nordion
Financial Highlights
(millions of US dollars)	First Quarter
	2009	% of net revenues	2008 Restated	% of net revenues
Product revenues	$66	100%	$59	98%
Service revenues	-	-	1	2%
Net revenues	66	100%	60	100%
Direct cost of product	(33)	(50%)	(34)	(57%)
Selling, general and administration	(9)	(14%)	(11)	(18%)
Research and development	(1)	(2%)	-	-
Depreciation and amortization	(3)	(4%)	(3)	(5%)
Change in fair value of embedded derivatives	(5)	(7%)	(4)	(7%)
Other income (expenses) – net	-	-	(4)	(6%)
Operating income	15	23%	4	7%
Adjustments:
Loss on sale of a business	-	-	4	7%
	15	23%	8	13%
Depreciation and amortization	3	4%	3	5%
Adjusted EBITDA	$18	27%	$11	18%
Margins:
Gross margin	50%		43%
Adjusted EBITDA margin	27%		18%
Capital expenditures	$1		$3

MDS Nordion revenues of $66 million in the first quarter of 2009 were up $6 million or 10% from the first quarter of 2008 on a reported basis.  In the first quarter of 2008, we reported $7 million of revenue associated with the external beam therapy and self-contained irradiator product lines that were sold in 2008.  Reported revenues decreased due to a negative foreign exchange impact of $11 million related to the strengthening of the US dollar in the first quarter of 2009 compared with the first quarter of 2008.  Excluding the impact of divestures and foreign exchange, first quarter 2009 revenues were up $24 million, or 48%, compared with the same period in 2008, primarily driven by higher medical isotope sales largely as a result of competitor supply disruptions.  In the first quarter of 2009, a reactor that supplies a competitor was down for the entire quarter and we were able to ship additional medical isotopes.  In the first quarter of 2008, we experienced a disruption of supply of medical isotopes from AECL’s NRU reactor, which reduced our revenue in that period.  Other drivers of the increased revenue in the first quarter of 2009 include increased pricing and higher volumes of certain other products including cobalt.

Operating income in the first quarter of 2009 was $15 million up $11 million compared with last year and adjusted EBITDA was $18 million this year compared with $11 million in 2008.  For the quarter, we recognized an incremental $6 million in adjusted EBITDA due to competitor supply disruptions.  This compares with a $5 million reduction in adjusted EBITDA in the first quarter of 2008 due to disruption at our supplier’s reactor.  In addition, the impact of higher pricing and volumes increased adjusted EBITDA in the first quarter of 2009, compared with the first quarter of 2008.  These increases were partially offset by a $4 million negative impact of foreign exchange, a $1 million reduction in adjusted EBITDA associated with the divesture of product lines in 2008 and $1 million in higher stock-based compensation.  The total foreign exchange impact for the quarter includes a $3 million unfavourable impact on operations, primarily as a result of the strengthening of the US dollar relative to the Canadian dollar; and a $1 million increase in embedded derivative losses, related to our long-term Russian cobalt supply contract, from $4 million in the first quarter of 2008 to $5 million in the first quarter of 2009.

There were no adjusting items in the first quarter of 2009.  In the first quarter of the 2008, we recorded a $4 million loss on the sale of the MDS Nordion external beam therapy and self-contained irradiator product lines.

SG&A in the first quarter of 2009 was $9 million, down $2 million compared with the same period last year.  SG&A was lower primarily as a result of foreign exchange, partially offset by higher stock-based compensation costs.

R&D investment was $1 million and nil in the first quarter of 2009 and 2008, respectively.

Capital expenditures for MDS Nordion were $1 million, compared with $3 million in the first quarter of 2008.  In the first quarter of 2008, capital expenditures were higher primarily related to a project to expand our production capability for the supply of Glucotrace in Europe, which is substantially complete.

MDS Analytical Technologies
Financial Highlights
(millions of US dollars)	First Quarter
	2009	% of net revenues	2008	% of net revenues
Product revenues	$68	80%	$92	79%
Service revenues	17	20%	24	21%
Net revenues	85	100%	116	100%
Direct cost of products	(49)	(58%)	(61)	(53%)
Direct cost of services	(4)	(5%)	(4)	(3%)
Selling, general and administration	(17)	(20%)	(19)	(16%)
Research and development	(13)	(15%)	(20)	(17%)
Depreciation and amortization	(11)	(13%)	(15)	(13%)
Restructuring charges – net	(3)	(4%)	-	-
Other income (expenses) - net	3	4%	(2)	(2%)
Operating loss	(9)	(11%)	(5)	(4%)
Adjustments:
Equity earnings	6	7%	14	12%
Acquisition integration	-	-	3	2%
Restructuring charges - net	5	6%	-	-
	2	2%	12	10%
Depreciation and amortization	11	13%	15	13%
Adjusted EBITDA	$13	15%	$27	23%
Margins:
Gross margin	38%		44%
Adjusted EBITDA margin	15%		23%
Capital expenditures	$2		$2

The mass spectrometer product family of MDS Analytical Technologies carries out the majority of its business through joint ventures.  Currently, MDS generates the large majority of its income associated with these joint ventures from the net income before tax of the joint ventures, and not from its sales to the joint ventures.  We equity account for the joint ventures and, therefore, the majority of the income related to the mass spectrometer product family is reflected in equity earnings, which represents our share of the net income of the joint ventures. Our reported revenues are related to products manufactured and services performed for the joint ventures and are not a direct indicator of end-customer revenues. We include equity earnings in our calculation of adjusted EBITDA, however, these earnings are not included in operating income.

MDS Analytical Technologies revenue decreased by $31 million to $85 million in the first quarter of 2009, compared with the same period in the prior year.  The decline in revenue reflects the negative impact of foreign exchange related to the strengthening of the US dollar versus other major currencies in the first quarter of 2009, compared with the first quarter of 2008 which lowered revenue by $10 million.   Revenues in our mass spectrometer, drug discovery and bio-research product families were down in the first quarter of 2009 compared with the same period in 2008.  The declines in mass spectrometers revenues were primarily a result of lower volume of units shipped to our joint ventures.  End-user revenues for mass spectrometer products declined 7% in the first quarter including the impact of foreign exchange; however, end-user service revenue increased compared with the first quarter of 2008.  Compared with the same period last year mass spectrometers end-user unit volume was down approximately 7%.  In the first quarter of 2009, excluding the impact of foreign exchange, revenue in both drug discovery and bio-research product lines declined by approximately 21%, compared with the first quarter of 2008.

MDS Analytical Technologies reported an operating loss of $9 million for the first quarter of 2009 compared with a $5 million loss in the first quarter of 2008.  Equity earnings, which are not included in operating income and represent our share of earnings from the mass spectrometer joint ventures, were $6 million for the first quarter of 2009 versus $14 million for the first quarter of 2008.   During the first quarter of 2009, $3 million restructuring charge was recorded to improve profitability of our bio-research and drug discovery product families.  In addition, the equity earnings for the first quarter of 2009 included a $2 million restructuring charge representing our share of restructuring activities at the joint ventures.   In the first quarter of 2008, $3 million of acquisition integration costs and in-process R&D were reported.

Adjusted EBITDA for the quarter was $13 million compared with $27 million during the same period last year.  The $14 million decrease was primarily due to lower revenues and the impact of foreign exchange on our operations.  Although the strengthening of the US dollar had a positive impact on our operations in the first quarter of 2009, this was offset by the unfavourable  impact of hedge contracts entered into by our joint ventures in 2008, compared with a hedge gain in the first quarter of 2008. This decrease was partially offset by a reduction in R&D spending as certain large projects were completed in the latter part of 2008; the savings associated with our restructuring activities and shift of manufacturing to Asia; a $2 million gain on the sale of land; and a $1 million gain on the revaluation of certain asset and liabilities in the first quarter of 2009, compared with nil in the first quarter of 2008.  The adjusting items were $5 million for restructuring charges in the first quarter of 2009 and $3 million of integration expense and in-process R&D for the first quarter of 2008.

SG&A decreased for the first quarter of 2009 by $2 million to $17 million.  The reduction is primarily due to the impacts of foreign exchange and lower incentive compensation accruals.

R&D expense was down $7 million to $13 million for the first quarter of 2009 compared with the first quarter of 2008.  The reduction was due to the impact of foreign exchange on the portion of R&D carried out in Canada, and the completion of certain mass spectrometry and drug discovery product developments in the second half of 2008.

Depreciation and amortization expense was $11 million, down $4 million compared with last year, primarily due to lower amortization expense.

During the first quarter of 2009, we initiated a restructuring plan, which accelerates the transition of our primary manufacturing base to Asia over the next 12 to 18 months.  We recorded a $5 million charge, including $2 million that represents our portion of joint venture restructuring in the first quarter of 2009 in relation to this plan.  This plan will impact about 200 people and will generate approximately $7 million in annual savings.  This restructuring is in addition to the restructuring plan announced in the third quarter of 2008, which has been completed.  These plans are intended to reduce cost and better position MDS Analytical Technologies in the current market environment.

Capital expenditures were $2 million this year and last year.

Corporate and Other
Financial Highlights
(millions of US dollars)	First Quarter
	2009	2008
Selling, general and administration	$(7)	$(5)
Other income (expenses) – net	(1)	1
Operating loss	(8)	(4)

Adjustments:
Investment write-down	1	-
Adjusted EBITDA	$(7)	$(4)

Corporate SG&A expenses were $7 million in the first quarter of 2009 up $2 million from the first quarter of 2008, primarily due to a $4 million recovery in stock-based compensation in the first quarter of 2008 that was not repeated in 2009, which was partially offset by the impact of foreign exchange on our Canadian dollar spending and lower spending in certain functions.

Other expense of $1 million for the first quarter of 2009 relates to the write-off of our investment in Entelos.  This write-off was treated as an adjusting item.  Other income of $1 million for the first quarter of 2008 relates to a foreign exchange gain associated with the revaluation of certain assets and liabilities.

In the first quarter of 2009, net interest expense was $2 million compared with net interest income of $3 million in the first quarter of 2008.  In the first quarter of 2008, we capitalized $3 million of interest expense in relation to the MAPLE Facilities project.  Interest income was lower in the first quarter of 2009 due to a lower average cash balance and lower interest rates.

Income taxes
We reported a $1 million tax recovery on $1 million of income before income taxes.  The tax recovery was primarily a result of our low pre-tax income and a $1 million reduction in income tax related to investment tax credits.

Liquidity and capital resources
(US$ millions except current ratio)	As of January 31, 2009	As of October 31, 2008 Restated	Change
Cash and cash equivalents	$149	$117	27%
Operating working capital[1]	$73	$89	(18%)
Current ratio (excludes net assets held for sale)	1.9	2.0	(5%)
1 Our measure of operating working capital equals accounts receivable plus unbilled revenue and inventory less accounts payable, accrued liabilities, and current deferred revenue.

During the first quarter of 2009, $32 million of cash was generated primarily from operations including a reduction in working capital. The working capital decline was primarily due to lower accounts receivable as a result of lower revenue and improved collections.  The decrease in the current ratio is primarily attributable to an increase in the current portion of long-term debt and higher income taxes payable.

We expect to continue to have increases in cash and cash equivalents in 2009, excluding the impact of acquisitions or divestures.  We expect our core operating activities to generate positive cash flow and, in addition, we expect to collect approximately $72 million in notes receivable during the remainder of the year, $62 million of which is due from Borealis in March 2009. We have $13 million of debt due in the remainder of fiscal 2009 and expect our capital expenditures to be at or below 2008 levels.

In addition to cash generated by operations and cash on hand, we have available a C$500 million, five-year, committed, revolving credit facility, that expires in July 2010, to fund our liquidity requirements.  We did not borrow against the facility in the first quarter of 2009 and there were no borrowings under this facility as at March 11, 2009.

Cash from investing activities totaled $4 million for the first quarter of 2009, compared with inflows of $91 million for the first quarter of 2008.  Capital expenditures for the quarter totaled $7 million, compared with $13 million of expenditures in the first quarter of 2008, which was higher due to investments in our Phase I facility in Phoenix, US and our expanded production capacity for Glucotrace in Europe.   We received $3 million in cash from the sale of land associated with our MDS Analytical Technologies business.  Also in the quarter, $8 million of restricted cash associated with our self-insurance liabilities was reclassified to cash.  In the first quarter of 2008, we sold $101 million of short-term investments and used the proceeds to pay off long-term debt and income taxes associated with the sale of our diagnostic laboratories business.

Financing activities used $6 million of cash in the first quarter of 2009 related to the repayment of debt.  In the first quarter of 2008, we repaid $80 million of debt and repurchased $5 million in shares as part of our Normal Course Issuers Bid.

We believe that cash flow generated from operations, coupled with available borrowings from existing financing sources, will be sufficient to meet our anticipated requirements for operations, capital expenditures, research and development expenditures, FDA settlements and restructuring costs.  At this time, we do not reasonably expect any presently known trend or uncertainty to affect our ability to access our current sources of cash.  We remain in compliance with all covenants for our Senior Unsecured Notes and our bank credit facility in relation to borrowings and repayments.   As a result of a covenant in our Senior Unsecured Notes we are restricted from using cash for certain purposes including the repurchase of shares.

Asset Backed Commercial Paper
Included in prepaid expenses and other is asset backed commercial paper (ABCP) with a fair value of $9 million. As of October 31, 2008, the Company held ABCP (Original notes) with a fair value of $9 million, which was designated as available for sale and included in long-term investments and other assets in the consolidated statements of financial position.

On January 21, 2009, the Pan-Canadian Investors Committee (the Committee) announced that the restructuring of the non-bank sponsored ABCP was completed. As part of the restructuring, the Company received $0.5 million of interest related to the Original notes for the period from August 1, 2007 to August 31, 2008. Although, the Company expects to receive additional interest for the period from September 1, 2008 to January 21, 2009, the date of implementation of the restructuring plan, no additional interest has been accrued as the amounts are not determinable due to the uncertainty related to the final costs of the restructuring plan, which are to be offset and netted against these final interest payments related to the Original notes.

In accordance with the restructuring, the Company exchanged its Original notes, with a par value of C$17 million, for longer-term Master Asset Vehicle II Class A-1, Class A-2, Class B, Class C, and CL13 notes (collectively, MAVII notes) with the same total par value. The Company recorded the MAVII notes at a fair value of $9 million and designated the MAVII notes as held for trading, which results in changes in fair value being recorded in the consolidated statements of operations. The fair value of the MAVII notes has been determined by fair valuing these notes using a probability-weighted discounted cash flow model making use of all currently available information and assumptions that market participants would use in pricing such investments. In determining the fair value of the MAVII notes, the Company reviewed information provided by the Committee, other third-party experts, current investment ratings, valuation estimates of the underlying assets and general economic conditions.

The MAVII Class A-1, Class A-2, and Class B notes have interest rates of Bankers’ Acceptance rate less 50 basis points and mature on   July 15, 2056, the Class C notes have interest rates of 20% per annum and mature on July 15, 2056, and the CL13 notes have interest based on the net rate of return generated by the related Specific Tracked Asset – Rocket Trust, Series A and mature on March 20, 2014.

Contractual Obligations
There have been no material changes in contractual obligations since October 31, 2008 and there has been no substantive change in any of our long-term debt or other long-term obligations since that date.  We have not entered into any new guarantees of the debt of first parties, nor do we have any off-balance sheet arrangements.

Derivative Instruments
We use derivative financial instruments to manage our foreign currency and interest rate exposure.  These instruments have consisted of forward foreign exchange and option contracts and interest rate swap agreements entered into in accordance with established risk management policies and procedures.  All derivative instrument contracts are with banks listed on Schedules I to III to the Bank Act (Canada) and the Company utilizes financial information provided by these banks to assist in the determination of fair market values of the financial instruments.

The net mark-to-market value of all derivative instruments, excluding embedded derivatives, at January 31, 2009 was a liability of $4 million.  In addition to these derivatives, isotope supply agreements and certain other customer and supplier agreements include terms that result in the creation of an embedded foreign currency derivative under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”.  The fair value of the derivatives at January 31, 2009 are recorded as an asset of $2 million and a liability of
$16 million.

Capitalization
(millions of US dollars)	As of January 31, 2009	As of October 31, 2008 Restated	Change
Long-term debt	$276	$282	(2%)
Less: Cash and cash equivalents	(149)	(117)	27%
Net debt	127	165	(23%)
Shareholders’ equity	1,082	1,090	(1%)
Capital employed[1]	$1,209	$1,255	(4%)
 1 Capital employed is a measure of how much of our net assets are financed by debt and equity.

Long-term debt decreased $6 million due to repayment of the long-term debt in the first quarter 2009.

Quarterly highlights
Following is a summary of selected financial information derived from the Company’s unaudited interim period consolidated financial statements for each of the eight most recently completed quarters.  This financial data has been prepared in accordance with US GAAP and prior periods have been restated to reflect the accounting for the MAPLE Facilities.

(millions of US dollars, except earnings per share)
	Trailing four quarters	January 31 2009	October 31 2008	Restated July 31 2008	Restated April 30 2008
Net revenues	$1,176	$257	$295	$298	$326
Operating (loss) income	(690)	(3)	(673)	(22)	8

Net (loss) income	$(570)	$2	$(575)	$(10)	$13
(Loss) earnings per share
Basic	$(4.72)	$0.02	$(4.77)	$(0.08)	$0.11
Diluted	$(4.72)	$0.02	$(4.77)	$(0.08)	$0.11
(millions of US dollars, except earnings per share)
	Trailing four quarters	Restated January 31 2008	Restated October 31 2007	Restated July 31 2007	Restated April 30 2007
Net revenues	$1,174	$296	$307	$308	$263
Operating (loss) income	(105)	(6)	1	(4)	(96)

(Loss) income from continuing operations	(8)	19	17	9	(53)
Net income	$782	$19	$15	$9	$739
(Loss) earnings per share from continuing operations
Basic	$(0.02)	$0.16	$0.14	$0.07	$(0.39)
Diluted	$(0.01)	$0.16	$0.14	$0.07	$(0.38)
Earnings per share
Basic	$5.74	$0.16	$0.13	$0.07	$5.38
Diluted	$5.73	$0.16	$0.13	$0.07	$5.37

Items on the pre-tax basis that impact the comparability of operating income include:
•	Results for the quarter ended October 31, 2008 reflect the $246 net write-off of the MAPLE Facilities project and a $320 million MDS Pharma Services goodwill write-down.
•	Results for the quarter ended July 31, 2008 reflect a $12 million restructuring charge and a $11 million asset impairment charge.
•	Results for the quarter ended April 30, 2008 reflect income of $10 million from the reduction of the FDA provision.
•	Results for the quarter ended January 31, 2008 reflect a $11 million gain from the reduction of future Canadian income tax rates.
•
Results for the quarter ended April 30, 2007 reflect a $791 million net gain from the sale of our diagnostics businesses, 41 days of operating results of Molecular Devices, $61 million of charges related to assisting clients in respect to the FDA review, and $25 million of restructuring charges.

Outlook
In the first quarter of 2009, MDS Pharma Services’ new order wins were approximately equal to revenue for the quarter, but down 41% from the first quarter of 2008, primarily due to customers delaying the start of new studies as they reassess their portfolio of R&D projects.  These delays have had a larger impact on our late-stage business orders.  Given the lower level of orders and the negative impact of foreign exchange on our revenues, we expect revenues in fiscal 2009 to decline on a reported basis compared to 2008.  Despite the decline in revenue, we have achieved two consecutive quarters of adjusted EBITDA of $8 million.  In the current environment, our attention continues to be focused on profitability, which includes streamlining and strengthening the solid platforms we have throughout our business.  We are continuing to invest in building our global business development capability to accelerate growth in key global markets.  In the first quarter of 2009, we hired a number of experienced staff into key business development roles.  At the same time, we continue to streamline our business through restructuring initiatives.  We believe these actions will drive growth, improve profitability and position us well to serve our customers as they reprioritize their R&D projects.

MDS Nordion revenue grew 48% excluding the impact of foreign exchange and divestitures in the first quarter of 2009, compared with the prior year, which resulted in a $7 million increase in adjusted EBITDA.  The first quarter results benefited by $6 million of EBITDA from the impact of our competitors experiencing shortfalls in medical isotopes related to a European reactor shutdown.  The reactor has since restarted and we expect more traditional levels of medical isotopes revenues in the second quarter of 2009.  We expect lower levels of cobalt shipments after an increase in 2008. Our expanded long-term contract for cobalt supply with Rosenergoatom positions MDS Nordion well to serve continued growth in cobalt sterilization demand in the long term.   We remain encouraged by the ongoing global expansion of our TheraSphere® product line and continue to seek new partnerships for growth in radiotherapeutics and imaging and are investing in Glucotrace production facilities to improve the reliability of supply to our customers.  We are encouraged by the projected outlook for growth in our global markets and we are focused on being well positioned in these markets to capitalize on these opportunities.

The customer deferrals of capital expenditures in MDS Analytical Technologies markets that started in 2008 have increased in the first quarter of 2009, as we have seen declines in revenue across all product families.  These declines are impacting most markets and segments with the exception of certain countries in Asia and areas in the applied markets.   Given the current uncertainty in the global economic markets, we expect this market softness to continue in 2009.  To address this uncertain market, we are continuing to implement our plan to transition our manufacturing base to Singapore and Shanghai, China during 2009 and have initiated a number of additional restructuring actions to resize our business relative to the downturn.  We recorded $5 million in restructuring charges in the first quarter of 2009 related to these actions which will impact about 200 people and generate annual savings of approximately $7 million.  We also continue to execute our strategy to accelerate the introduction of innovative new products to our customers through internal research and development and through the licensing and acquisition of new technologies.

In the first quarter of 2009, Applera Corporation, the parent of Applied Biosystems, one of our mass spectrometer joint-venture partners, merged with Invitrogen Corporation to form Life Technologies Corporation (Life).  We are working closely with Life to ensure a smooth transition as the post-merger integration is completed.  We do not expect this merger to affect our day-to-day operations.  We remain focused on providing our mass spectrometer customers with high-quality, innovative products and services.

In the first quarter of 2009, we generated $32 million of cash and had $149 million in cash and cash equivalents, an undrawn credit facility of C$500, million, which is available until July 2010, and long-term debt of $276 million, the majority of which is not due for repayment until fiscal 2013 and thereafter.  For the remainder of 2009, we expect cash generated from operations, and the anticipated $72 million for the repayment of certain notes receivable to further strengthen our cash balance and liquidity position.  We expect capital expenditures in 2009 to remain at or below the level spent in 2008, as we continue to invest in equipment and facilities to support our three businesses and new software solutions to better serve our customers in MDS Pharma Services.  We do not expect to repurchase shares in 2009 and our required remaining debt repayments for 2009 are $13 million.  Given the current economic and market conditions, we believe that our liquidity position is strong and we are able to focus our attention on strengthening our relationships with our customers and improving our business operations.

Accounting and control matters
Changes in accounting standards and policies
On November 1, 2008, the Company adopted the applicable portions of SFAS No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value, including a three-level hierarchy based on the level of valuation inputs, and expands disclosure about fair value measurements. Fair value, as defined in SFAS 157, is based on a transaction between market participants and represents, at the valuation date, the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction that is not a forced liquidation or distress sale. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. The adoption of SFAS 157 only impacted the Company’s disclosures as has been provided in Note 9 of the notes to the consolidated financial statements.

On November 1, 2008, the Company adopted SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115” (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with an option to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The adoption of SFAS 159 did not have a material impact on the Company’s consolidated financial statements.

Recent accounting pronouncements
United States
As described above, the Company adopted the applicable portions of SFAS 157 effective November 1, 2008. The effective date for    SFAS 157 for the fair value measurements for non-financial assets and liabilities that are not measured at fair value on a recurring basis has been deferred to fiscal years beginning after November 15, 2008 in accordance with FASB Staff Position SFAS No. 157-2, “Effective Date of FASB Statement No. 157”.  The Company plans to adopt the deferred portion of SFAS 157 on November 1, 2009.  MDS currently does not expect the adoption of the deferred portions of SFAS 157 to have a material impact on the Company’s consolidated financial statements.

In December 2007, FASB issued SFAS No. 141 (revised 2007), “Business Combinations (revised 2007)” (SFAS 141R). SFAS 141R requires companies to use the acquisition method of accounting for all business combinations and the identification of an acquirer for each business combination. SFAS 141R also requires that liabilities related to contingent consideration be measured at fair value at the acquisition date, acquisition-related and restructuring costs be recognized separately from the business combination and noncontrolling interest in subsidiaries be measured at fair value and classified as a separate component of equity.  SFAS 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company plans to adopt SFAS 141R on November 1, 2009 and is currently assessing the impact of SFAS 141R retroactive tax impacts related to tax uncertainties acquired in previous business combinations.

In December 2007, FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51”  (SFAS 160), which is effective for fiscal years beginning on or after December 15, 2008. SFAS 160 requires noncontrolling interests in subsidiaries be presented as equity in the consolidated financial statements and that all transactions between an entity and noncontrolling interests be accounted for as equity transactions. The Company plans to adopt SFAS 160 on November 1, 2009 and it is not expected to have a material impact on the Company’s consolidated results of operations and financial condition.

In March 2008, FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities - an amendment to FASB Statement No. 133” (SFAS 161), which is effective for fiscal years and interim periods beginning after November 15, 2008. SFAS 161 enhances disclosures for derivative instruments and hedging activities and their effects on an entity’s financial position, financial performance and cash flows. Under SFAS 161, an entity is required to disclose the objectives for using derivative instruments in terms of underlying risk and accounting designation; the fair values, gains and losses on derivatives; as well as credit-risk-related contingent features in derivative agreements. The Company plan to adopt SFAS 161 in its second quarter ending April 30, 2009 and it is not expected to have a material impact on the Company’s consolidated financial statements.

In April 2008, the FASB issued Financial Statement Position 142-3, “Determination of the Useful Life of Intangible Assets” (FSP 142-3).  FSP 142-3 provides guidance with respect to estimating the useful lives of recognized intangible assets acquired on or after the effective date and requires additional disclosure related to the renewal or extension of the terms of recognized intangible assets. FSP 142-3 is effective for fiscal years and interim periods beginning after December 15, 2008. The Company plans to adopt FSP 142-3 in its second quarter ending April 30, 2009 and it is not expected to have a material impact on the Company’s consolidated financial statements.

International Accounting Standards
The Company has been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators both in Canada and in the United States with respect to their plans regarding convergence to International Financial Reporting Standards (IFRS).  The Company currently expects to adopt IFRS as its primary reporting standard when the US Securities and Exchange Commission either requires domestic registrants in the US to transition to IFRS or when a majority of the Company’s competitors commence to report under IFRS.

Disclosure controls and procedures
Management of MDS, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures, as defined in the rules of the Securities & Exchange Commission and the Canadian Securities administrators and has concluded that such disclosure controls and procedures were effective as of January 31, 2009.

Internal controls over financial reporting
Management has designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with US generally accepted accounting principles. There have been no changes during the quarter ended January 31, 2009 that, in management’s view, would have materially affected, or that are reasonably likely to materially affect, the Company’s internal controls over financial reporting.